Mail Stop 03-06


						April 5, 2005


Tamer Husseini
Chief Executive Officer
Celeritek, Inc.
3236 Scott Boulevard
Santa Clara, California 95054

Re:	Celeritek, Inc.
	Schedule 14A - Preliminary Proxy Statement
	Filed March 21, 2005
	File No. 000-23576

Dear Mr. Husseini:

      We have monitored selected issues in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please clarify whether any of your proposals are conditioned upon the approval of any of your other proposals.

2. Please file a form of your intended proxy card with your next amendment to your proxy statement.

3. Where you mention your estimated range of the potential distribution throughout your document, please make clear, in the same context and with equal prominence, that the distribution could be as little as nothing.

Questions and Answers about the Special Meeting - Page 1

Q:  What vote is required to approve each of the proposals... -
Page
2

4. Please disclose the percentage of your outstanding shares of common stock, as of the record date for the special meeting, represented by the shares subject to the voting agreement.

Proposal One

5. Although we do not intend to conduct a full review of the financial statements in your filings at this time, it is unclear why you have not provided the financial information required by Schedule
14A Item 14.  Please revise as appropriate.

6. Provide the information required by Schedule 14A Item 14(c)(1) or demonstrate that financing is assured.

Summary Term Sheet - Page 5

Description of the Proposed Asset Sale - Page 5

7. We note that the purchase price will be approximately $2.8 million in cash (subject to a purchase price adjustment). In an appropriate place in your proxy statement, please include a brief description of the adjustment mechanism to the purchase price.

Background of The Proposed Asset Sale - Page 7

8. Please expand your discussion of the background of the proposed asset sale to include:
* a brief discussion of the efforts the Board and your financial advisors or investment bankers, if any, made in identifying and pursuing other strategic alternatives available to your company;
* a brief discussion of the alternative proposal from the other company considered by the Board and why the proposed transaction was a more favorable offer. Tell us the name of the other company and any relationships it or Mimix has or had with Celeritek or its affiliates.
* a brief discussion of the material differences between the revised letter of intent signed on February 28, 2005 and the memorandum of understanding sent by JMS to your Board on February 12, 2005, and the material differences, if any, between the revised letter of intent and the asset purchase agreement signed on March 14, 2005.

9. We note from page 10 that Mr. Husseini recused himself from this transaction due to discussions regarding his role. Disclose when those negotiations began, the terms being discussed, and the current status of the discussions.

Our reasons for the Proposed Asset Sale - Page 9

10. Substantially expand this section to summarize the analyses conducted by the Board in determining the value of the assets to be sold. Show how these analyses support the Board`s recommendation.

11. Balance your disclosure with a discussion of the negative implications of the transaction considered by the board.

12. Expand this section to include all material factors considered by the Board, and revise the last paragraph to remove any implication that you have omitted material factors.

Interests of Our Directors and Executive Officers in the Proposed
Asset Sale - Page 10

13. Please quantify the amounts that each director and officer could receive as a result of the transactions, including any amounts to be received as a result of lump sum payments or related to options, etc.

14. Disclose the terms of the non-competition agreement mentioned in the last paragraph.

Accounting Treatment - Page 11

15. Please expand your disclosure to explain why the sales price is less than the book value of the assets to be sold.

Proposal Three

Liquidating Distributions; Nature; Amount; Timing - Page 25

16. Please disclose the amount of the currently contemplated initial distribution.

Estimated Distributions to Shareholders - Page 26

17. Please identify what your "strategic investment" represents (e.g., clarify whether or not the strategic investment represents your interest in NewGen Telecom Co., Ltd). In an appropriate place in your proxy statement, please describe the efforts you have made in, and your anticipated plans regarding, liquidating this investment.

Sales of our Assets - Page 27

18. Please provide us a legal analysis demonstrating whether applicable law permits you to sell your remaining assets without additional shareholder vote.

Final Record Date - Page 29

19. Clearly distinguish between the record date for your shareholders` meeting and the "final record date" for the purposes of this subsection.

Share Ownership - Page 32

20. Given the irrevocable proxy mentioned in the third bullet point under "Voting Agreements" on page 20, it appears that Mimix should be included in the table. Please revise or advise.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please revise your proxy statement in
response
to these comments and to update your disclosure.  Please clearly
and
precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments; therefore, please allow adequate time after the filing of the revised proxy statement for further staff review.

      Please direct any questions to Tim Buchmiller at (202) 824-
5354
or to me at (202) 824-5697.

							Sincerely,



							Russell Mancuso
							Branch Chief

cc:  	Carolynn J. Levy, Esq.
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Tamer Husseini
Celeritek, Inc.
April 5, 2005
Page 5